December 14, 2023

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk, Shane Callaghan and Eddie Kim

Re:	Olink Holding AB (publ)
Schedule 14D-9 Filed October 31, 2023
File No. 005-93360

Ladies and Gentlemen:

This letter sets forth the response of Olink Holding AB (publ) (the “Company,” “Olink” or “we”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 11, 2023, with respect to the Company’s Schedule 14D-9 filed with the Commission on October 31, 2023 (as subsequently amended or supplemented, the “Schedule 14D-9”).

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 4 to the Schedule 14D-9. Capitalized terms used in this letter but not otherwise defined in this letter have the meaning set forth in the Schedule 14D-9.

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s response to the comments have been provided immediately thereafter.

Schedule 14D-9 Filed October 31, 2023

Identity and Background of Filing Person, page 1

1.	We reissue prior comment 1 in our letter dated November 13, 2023. While you indicated in the Amendment that “struck through language was removed from the first full paragraph on page 2 in the ‘The Offer’ section,” no such language was struck through in the Amendment. Please revise to clearly remove the references to guaranteed delivery procedures in this section.

Response: In response to the Staff’s comment, the Company has amended the disclosure under the heading, “Item 2. Identity and Background of Filing Person—(b) Tender Offer—The Offer” on page 2 of the Schedule 14D-9.

Certain Management Projections, page 27

2.	We reissue in part prior comment 5 in our letter dated November 13, 2023. Please revise this section to include a meaningful discussion of the assumptions and limitations of the Management Projections to facilitate investor understanding of the basis for them, which should be more specific than the revised disclosure included in the Amendment. See Item 10(b)(3)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure under the heading, “Item 4. The Solicitation or Recommendation—Certain Management Projections— Cautionary Note About the Management Projections” beginning on page 28 of the Schedule 14D-9.

3.	We reissue in part prior comment 7 in our letter dated November 13, 2023. While you have added cautionary language regarding reliance on the Management Projections, the parties and their financial advisors still disclaim responsibility for the Management Projections in the Amendment. It is inappropriate for the party that prepared projections to disclaim responsibility for them, even when qualified by the requirements of applicable law. Please further revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the heading, “Item 4. The Solicitation or Recommendation—Certain Management Projections” beginning on page 28 of the Schedule 14D-9.

Opinions of Olink’s Financial Advisors, page 29

4.	We reissue in part prior comment 9 in our letter dated November 13, 2023. While you state in your response letter that J.P. Morgan and Goldman Sachs have each consented to the references to their respective opinions and the filing of their opinions as exhibits to the Schedule 14D-9, we do not see similar disclosure reflected in the Amendment. Please revise your offer materials accordingly.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure under the heading, “Item 4. The Solicitation or Recommendation—Opinion of Olink’s Financial Advisors” on page 29 of the Schedule 14D-9.

Additional Information, page 41

5.	We reissue in part prior comment 15 in our letter dated November 13, 2023. While you explain in your response letter how the Arbitral Tribunal would determine the redemption price if there was a dispute regarding the Offer Consideration to be paid in the Compulsory Redemption and that the Arbitral Tribunal would likely not set such redemption price below the highest consideration offered during the Offer, we do not see similar disclosure reflected in the Amendment. Please revise your offer materials accordingly, or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the heading, “Item 8. Additional Information—Right to an Arbitral Tribunal pursuant to Compulsory Redemption process” beginning on page 43 of the Schedule 14D-9.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Mark Mandel of Baker & McKenzie LLP at (212) 626-4527 and Piotr Korzynski of Baker & McKenzie LLP at (312) 861-3729.

Sincerely,

/s/ Linda Ramirez-Eaves
Linda Ramirez-Eaves
General Counsel

Via E-mail:

cc: Mark Mandel, Baker & McKenzie LLP
Piotr Korzynski, Baker & McKenzie LLP